P.E. 1/31/02

02017071

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Release announcing that Given Imaging Ltd., held directly and indirectly 11.5% by Elron, has filed a registration statement for a proposed public offering of its ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: January 31, 2002

NYOLIB1\RHG\175740.02

ELRON ELECTRONIC INDUSTRIES LTD.

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES THAT GIVEN IMAGING HELD DIRECTLY AND INDIRECTLY 11.5% BY ELRON FILES REGISTRATION STATEMENT FOR PROPOSED PUBLIC OFFERING OF ORDINARY SHARES

Tel Aviv, January 29, 2002 – Elron Electronic Industries Ltd. (NASDAQ: ELRN) a leading multinational high technology holding company, announced that Given Imaging Ltd. (NASDAQ: GIVN), in which Elron holds directly and indirectly 11.5% of its outstanding shares, has filed a registration statement with the Securities and Exchange Commission for a proposed public offering of its ordinary shares.

Given Imaging expects to offer 3,000,000 ordinary shares, and certain selling shareholders, including Elron and RDC Rafael Development Corporation Ltd. ("RDC") in which Elron indirectly holds 16% of its outstanding shares, expect to sell an additional 3,200,000 ordinary shares. In addition, certain selling shareholders, including Elron and RDC, will sell additional shares if the underwriters exercise their over-allotment option. Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as joint lead managers for the offering. Robertson Stephens, Inc. is co-manager.

Given Imaging has developed the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner

A prospectus has been filed with but not approved by the Securities and Exchange Commission and there is no certainty that this approval will be given or that the public offering will take place.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

ELRON ELECTRONIC INDUSTRIES LTD.

Elron Electronic Industries Ltd. is a multinational high technology company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, software, wireless broadband access, content and communication and medical devices. For further information, visit http://www.elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555
doron@elron.net